SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
Amendment No. 5
Crown Media Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	228411-10-4
(Title of class of securities)	(CUSIP number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐Rule 13d-1(b) ☒Rule 13d-1(c) ☐Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 7 Pages

CUSIP No.	228411-10-4	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS:	DIRECTV
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			26-4772533
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	5,360,202
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	5,360,202
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	5,360,202
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	7.2%
12	TYPE OF REPORTING PERSON:*	CO

CUSIP No.	228411-10-4	13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS:	The DIRECTV Group, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			52-1106564
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	5,360,202
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	5,360,202
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	5,360,202
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	7.2%
12	TYPE OF REPORTING PERSON:*	CO

This Amendment No. 5 amends the Schedule 13G filed on February 13, 2004.

Item 1(a)                      Name of Issuer:

Crown Media Holdings, Inc.

Item 1(b)                      Address of Issuer’s Principal Executive Offices:

12700 Ventura Boulevard,
Suite 200
Studio City, California  91604

Item 2(a):                      Name of Person Filing:

This statement is filed by DIRECTV and its wholly-owned subsidiary, The DIRECTV Group, Inc.

Item 2(b):                      Address of Principal Business Office or if None, Residence:

2230 E. Imperial Highway
El Segundo, California  90245.

Item 2(c):                      Citizenship:

DIRECTV and The DIRECTV Group, Inc. are Delaware corporations.

Item 2(d):                      Title of Class of Securities:

Class A common stock, $.01 par value per share.

Item 2(e):                      CUSIP Number

228411-10-4

Item 3:                      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (b), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4:                      Ownership:

As of December 31, 2009, The DIRECTV Group, Inc. beneficially owned 5,360,202 shares of the Issuer's Class A common stock, representing approximately 7.2% of the outstanding shares of Class A common stock of the Issuer and 1.4% of the total voting power of the Issuer taking into account the Class A and Class B common stock of the Issuer (based on the 74,117,654 and 30,670,422 shares outstanding, respectively, as of November 3, 2009, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2009 filed with the SEC on November 5, 2009).

In November 2009, in connection with a transaction with Liberty Media Corporation, DIRECTV, which was formed as a wholly-owned subsidiary of DIRECTV Group, became a publicly-traded company and the parent company of The DIRECTV Group, Inc.  DIRECTV does not directly own any shares of the Issuer.  Pursuant to the provisions of Rule 13d-3 under the Securities Exchange Act, DIRECTV may be deemed to own beneficially the shares of Issuer owned by The DIRECTV Group, Inc., a wholly-owned subsidiary of DIRECTV.

Item 5.                                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                Dissolution of a Group.

Not applicable.

Item 10.                      Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 5, 2009

DIRECTV

By:           /s/ Keith U. Landenberger
Name:           Keith U. Landenberger
Title:           Senior Vice President

The DIRECTV Group, Inc.

By:           /s/ Keith U. Landenberger
Name:           Keith U. Landenberger
Title:           Senior Vice President